UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

⊠	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the ﬁscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from     to

Commission ﬁle number 001-34702

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPS Commerce, Inc. 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive ofﬁce:

SPS COMMERCE, INC.

333 South Seventh Street, Suite 1000

Minneapolis, Minnesota 55402

SPS COMMERCE, INC.

ANNUAL REPORT ON FORM 11-K

* All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), are not included because they are not applicable.

Unless the context otherwise requires, for purposes of the Annual Report on Form 11-K, the word “Company” refers to SPS Commerce, Inc.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
SPS Commerce, Inc. 401(K) Retirement Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of SPS Commerce, Inc. 401(K) Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2018 and Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2018.

Minneapolis, Minnesota
June 28, 2019

SPS COMMERCE, INC.

401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2018 and 2017

	2018	2017
ASSETS
Due from broker	$—	$49,253,800
Non-interest bearing cash	1,087	—

Investments, at fair value
Mutual funds	47,693,647	42,071
SPS Commerce, Inc. common stock	1,123,881	—
Common collective trust fund	94,707	—
Total investments, at fair value	48,912,235	42,071

Receivables
Participant contributions receivable	258,692	—
Employer match receivable	80,021	—
Notes receivable from participants	540,453	556,308
Total receivables	879,166	556,308

Total assets	49,792,488	49,852,179

LIABILITIES

Due to broker	—	42,195
Excess deferrals due to participants	13,521	—

Total liabilities	13,521	42,195

NET ASSETS AVAILABLE FOR BENEFITS	$49,778,967	$49,809,984

See accompanying notes to financial statements.

SPS COMMERCE, INC.

401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2018

2018
ADDITIONS
Investment (loss) income
Net depreciation in fair value of investments	$(7,315,275)
Interest and dividend income	1,416,123
Net investment loss	(5,899,152)

Interest income on notes receivable from participants	26,843

Contributions
Participant elective deferral	7,465,941
Employer matching	2,251,580
Participant rollovers	1,162,640
Total contributions	10,880,161

Total additions	5,007,852

DEDUCTIONS
Benefits paid to participants	4,880,839
Administrative expenses	158,030
Total deductions	5,038,869

Net decrease	(31,017)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	49,809,984

End of year	$49,778,967

See accompanying notes to financial statements.

SPS COMMERCE, INC.

401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

NOTE A – Plan Description

The following description of the SPS Commerce, Inc. 401(k) Retirement Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established on December 20, 1995, is a defined contribution plan subject to the provisions of ERISA. The Plan was most recently restated on January 1, 2018.

On November 27, 2017, SPS Commerce, Inc. (the “Company,” “Plan Administrator” and “Plan Sponsor”) elected to change the trustee of the Plan from Alerus Financial N.A. to Fidelity Management Trust Company (“Fidelity”). Effective January 1, 2018, the Plan adopted the Fidelity Volume Submitter Defined Contribution Plan document. The conversion initiated a blackout period beginning December 14, 2017 and continuing through January 26, 2018. During this period, participants were unable to change investment elections or request loans, withdrawals or distributions in order to allow the recordkeeper to accurately complete the conversion.  In connection with the adoption of the new Plan document, the Plan Sponsor changed the employer match, the vesting schedule, and the investment options available to participants. There were no other significant changes as a result of the adoption of the new Plan document.

Eligibility

All regular employees, upon attaining age 21, may become participants in the Plan on the first day of each Plan month following completion of the eligibility requirements. Participants hired prior to January 1, 2018 are eligible to receive Company matching and discretionary nonelective contributions on the first day of the second month following one year of eligible service. Participants hired on January 1, 2018 or after are eligible to receive Company matching contributions on the first day of each Plan month. Additionally, participants hired on January 1, 2018 or after are eligible to receive Company discretionary nonelective contributions on the first day of the month following one year of eligible service and must be employed as of the last day of the plan year.

Funding Policy

Pretax and Roth contributions made pursuant to participant election deferrals are permitted in whole percentages from 1% to 80% of the participant’s compensation, subject to limits established by law.  Participants who are projected to be age 50 or older by the end of the taxable year are permitted to make catch-up contributions.  Participants may also make rollover contributions to the Plan from other qualified plans.

Prior to January 1, 2018, the Company contributed 25% up to the participant’s first 6% of base pre-tax annual compensation that each eligible participant contributed to the Plan.  Effective January 1, 2018, the Company increased the match to 50% of the participant’s elective deferrals, up to the first 6% of the participant’s pre-tax compensation for each pay period. Fifty percent of the match is in Company stock, which is purchased in the open market by Fidelity and immediately deposited into the participant’s 401(k) account.

The Company may make discretionary nonelective contributions at the discretion of the Board of Directors.  No discretionary employer contributions were made during the year ended December 31, 2018.

Participants’ Accounts

Participants’ accounts are credited with their contributions, employer matching contributions, discretionary employer contributions, and an allocation of Plan earnings or losses, and charged with an allocation of administrative expenses.  Allocations are based on each participant’s eligible compensation or account balance, as defined by the Plan.  The benefit to which a participant is entitled to is the benefit which can be provided from the participant’s vested account.

Vesting

Each participant is fully vested in the portion of the participant’s account that relates to participant contributions and earnings thereon. Vesting in the Company contribution portion of participant accounts, plus actual earnings thereon, is based on hire date and years of vesting service, as defined in the Plan document as follows:

Hire Date and Years of Service	Vesting Percentage
Hire date prior to January 1, 2018
immediately	100%
Hire date January 1, 2018 or after
less than two years of service	0%
two years or more of service	100%

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s employer account is forfeited. Forfeitures remain in the Plan and are used to pay administrative expenses. Any remaining amounts are used to reduce future employer contributions payable under the Plan. There were no forfeitures during the year ended December 31, 2018.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Note terms range from one to five years and are secured by the balance in the participant’s account. A participant may have longer payment terms as determined by the Plan Administrator if the note is for the purchase of a principal residence.  Participant notes receivable bear fixed interest based on the prevailing interest rates charged by other lending institutions for loans which would be made under similar circumstances.  Principal and interest are paid ratably through payroll deductions for active participants. A participant may only have one outstanding loan at one time.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants shall be 100% vested in their accounts.

Benefits Paid to Participants

Upon termination of service due to death, disability, retirement, termination of employment, or other reasons as defined in the Plan, the participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in the form of a lump-sum amount, in approximately equal installment payments, or rollover the entire vested portion to a qualified plan, depending on the participant’s account balance.

If the vested account balance does not exceed $1,000, a lump-sum distribution will be made.  If the value of a separated participant’s vested balance is between $1,000 and $5,000, the Plan can cause the vested balance to be transferred to an individual qualified retirement account. If the vested balance exceeds $5,000, a participant may elect to keep the vested account balance in the Plan, receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account, or rollover the entire vested portion to a qualified plan.  Participants are permitted withdrawals from their Plan accounts for financial hardships.  Hardship withdrawals must be approved by the Plan Administrator.

Investment Options

All Plan investments are participant directed.  Participants may direct the investment of their account balance into various funds and may transfer assets in their accounts between funds on a daily basis.

NOTE B – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income (Loss) Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis of accounting.  Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Administrative Expenses

Plan administrative expenses, including investment fees, transaction fees and investment management services, are charged to participant accounts as a percentage of assets invested. Plan administration fees, including audit and legal fees, are paid by the Plan Sponsor.

Benefits Paid to Participants

Benefits paid to participants are recorded by the Plan when paid.

Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Market Risk

At December 31, 2018, approximately 2% of the Plan’s net assets were invested in the common stock of SPS Commerce. The underlying value of the SPS Commerce common stock is entirely dependent upon the performance of SPS Commerce and the market’s evaluation of such performance. It is possible that changes in the fair value of SPS Commerce common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent notes are reclassified as distributions in the quarter subsequent to when a participant misses a scheduled repayment. No allowances for credit losses has been recorded as of December 31, 2018 and 2017.

Accounting Pronouncements Not Yet Adopted

Standard	Date of Issuance	Description	Date of Required Adoption	Effect on the Financial Statements
ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement	August 2018

Eliminates, amends and adds disclosure requirements under Topic 820, including (i) removal of certain disclosure requirements regarding transfers between Levels 1 and 2 of the fair value hierarchy and timing thereof and the valuation processes for Level 3 measurements (ii) modified requirements for investments in companies that calculate net asset value, or NAV, and information about measurement uncertainty and (iii) a requirement to provide additional information regarding Level 3 measurements.

			January 2020	The Plan is currently evaluating the impact of the adoption on the financial statements.

Subsequent Events

The Plan is not aware of any subsequent events, which would require recognition or disclosure in the financial statements, through June 28, 2019, the date the financial statements were available to be issued.

NOTE C – Fair Value Measurements

Fair Value Measurements

The Company measures certain financial assets at fair value on a recurring basis based on a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The three levels of inputs that may be used to measure fair value are:

•	Level 1 – quoted prices in active markets for identical assets or liabilities
•

Level 2 – observable inputs other than Level 1 prices, such as: (a) quoted prices for similar assets or liabilities, (b) quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or (c) model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.  The Company obtains the fair values of the level 2 available-for-sale securities from a professional pricing service.

•	Level 3 – unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  With the exception of the addition of the valuation methodology related to common stock, there have been no changes in the methodologies used at December 31, 2018, as compared to December 31, 2017.

Common Stock: Shares of common stock of SPS Commerce, Inc. are valued at quoted market prices and classified as Level 1, as they are actively traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust fund: The Morley Stable Value Fund is valued at the NAV of shares held by the Plan based on the fair value of its underlying assets reported in the fund’s audited financial statements. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it was determined to be probable that the funds will sell the underlying investments for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.  If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018 and 2017.

	2018
	Level 1	Level 2	Level 3	Total
Common stock	$1,123,881	$—	$—	$1,123,881
Mutual funds	47,693,647	—	—	47,693,647
Total assets in the fair value hierarchy	$48,817,528	$—	$—	$48,817,528
Investments measured at NAV				94,707
Investments at fair value				48,912,235

	2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$42,071	—	—	$42,071
Investments at fair value	$42,071	$—	$—	$42,071

For the years ended December 31, 2018 and 2017, there were no transfers between levels.

NOTE D – Income Tax Status

The Plan is a volume submitter plan document created by Fidelity Management & Research Co. (“FMR”), an affiliate of the Plan’s recordkeeper. The Internal Revenue Service has determined and informed FMR by a letter dated March 31, 2014, that the volume submitter plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been restated since receiving the FMR opinion letter, the Plan’s management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E – Party-in-Interest Transactions

The Plan held 13,643 shares of SPS common stock, the sponsoring employer, valued at $1.1 million at December 31, 2018. There was no Company common stock held as of December 31, 2017. No dividends were declared on the Company common stock as of December 31, 2018. The investment and transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

Plan investments include shares of mutual funds and a collective trust managed by Fidelity, the custodian as defined by the Plan; therefore, transactions in these investments qualify as exempt party-in-interest transactions.

Fees paid by the Plan for investment management services are charged to participant accounts.  Certain audit and legal fees incurred in connection with the operation of the Plan are paid directly by the Plan Sponsor.  Additionally, certain employees of the Plan Sponsor provide administrative services to the Plan.  These services are provided at no cost to the Plan.

Party-in-interest transactions also include loans made to participants.

NOTE F – Excess Contributions

Contributions received from participants for the year ended December 31, 2018 included $13,521 of excess contributions (net of corresponding gains and losses). The excess deferral contributions, originally made in the plan year ended December 31, 2018, were returned during the 2019 plan year to comply with the participants’ applicable maximum annual contributions permitted under the IRC. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2018.

SPS COMMERCE, INC.

401(K) RETIREMENT SAVINGS PLAN

EIN #41-2015127

Plan #.: 001

Schedule H, Part IV, line 4(a) – Schedule of Delinquent Participant Contributions

For the year ended December 31, 2018

During the year ended December 31, 2018, there were late remittances of $621,326 of which the lost earnings were not deposited into the Plan until 2019. Additionally, there were late remittances during the year ended December 31, 2017 of $197,534 of which the lost earnings were not deposited into the Plan until 2018. Accordingly, we have included the 2018 and 2017 late remittances in the below table as follows:

			Total That Constitute Nonexempt Prohibited Transactions
Year	Late Participant Loan Repayments are included	Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP*	Contributions Pending Correction in VFCP*	Totally Fully Corrected Under VFCP* and PTE	Lost earnings
2017	X	$197,534	—	—	—	$197,534	$976.33
2018	X	621,326	—	—	—	621,326	1,370.07

*Voluntary Fiduciary Correction Program

SPS COMMERCE, INC.

401(K) RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Part IV, line 4(i)

Schedule of Assets (Held at End of Year) as of December 31, 2018

Identify of issuer	Description of investment	Current value
	Collective trust fund
Union Bank and Trust Company	Morley Stable Value Fund	$94,707

	Mutual funds
Vanguard	Target Retirement 2045 Fund	8,926,551
Vanguard	Target Retirement 2050 Fund	6,065,964
Vanguard	Target Retirement 2055 Fund	5,544,631
Vanguard	Target Retirement 2030 Fund	4,959,176
Vanguard	Institutional 500 Index Fund	3,885,082
Vanguard	Target Retirement 2040 Fund	3,843,669
Vanguard	Target Retirement 2035 Fund	2,939,546
Vanguard	Target Retirement 2025 Fund	2,282,884
American Funds	EuroPacific Growth Fund	1,542,628
T. Rowe Price	Growth Stock Fund 1	1,458,314
Vanguard	Mid-Cap Index Fund	1,267,853
Vanguard	Target Retirement 2060 Fund	955,001
Vanguard	Small Cap Growth Index Fund	898,859
Prudential	Total Return Bond Fund	717,399
Vanguard	Small Cap Value Index Fund	672,570
Fidelity*	MFS Value Fund Class R6	572,705
Vanguard	Target Retirement 2015 Fund	518,848
Vanguard	Intermediate-Term Bond Index Fund	415,658
Vanguard	Target Retirement 2020 Fund	169,977
Vanguard	Target Retirement 2065 Fund	54,698
Vanguard	Target Retirement Income Fund	1,634
		47,693,647

	SPS Commerce Stock
SPS Commerce, Inc.*	Common Stock	1,123,881

	Participant loans
Participant loans*	Interest from 4.25% to 6.25% maturing through 2031	540,453
		$49,452,688

* Represents a party-in-interest

Cost information is not required for participant directed investments and therefore is not included.

Exhibit Index

Number	Description

23	Consent of KPMG LLP Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee beneﬁt plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN

Date: June 28, 2019	By:	SPS COMMERCE, INC., the Plan Sponsor

Date: June 28, 2019	By:	/s/ KIMBERLY K. NELSON
Kimberly K. Nelson Executive Vice President and Chief Financial Officer (principal financial and accounting officer)